Exhibit 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited and expressed in Canadian Dollars)

FOR THE THREE MONTHS ENDED
SEPTEMBER 30, 2006

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at September 30, 2006 and June 30, 2006
(Unaudited and expressed in Canadian Dollars)

	September 30 2006 $	June 30 2006 $
ASSETS
Current
Cash	11,167,646	6,119,181
Receivables	413,512	51,284
Prepaid expenses	55,124	65,746
	11,636,282	6,236,211
Process plant deposit (Note 2)	-	187,301
Equipment (Note 2)	1,996,952	200,622
Mineral properties (Note 3)	15,988,931	14,057,360
	29,622,165	20,681,494
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	2,451,202	370,009
Shareholders’ equity
Capital stock (Note 4)	30,487,243	23,242,232
Contributed surplus (Note 4)	2,233,414	1,740,524
Deficit	(5,549,694)	(4,671,271)
	27,170,963	20,311,485
	29,622,165	20,681,494

Nature of operations (Note 1)
Subsequent events (Note 10)

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

“Elizabeth A. Martin”                 “Paul J. Morgan”
Director                           Director

Goldbelt Resources Ltd.
Interim Consolidated Statements of Operations and Deficit
For the three month periods ended September 30, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

	Three months ended September 30
	2006	2005
	$	$
Expenses
Professional fees	30,340	66,177
Travel and promotion	163,009	83,227
Stock-based compensation	344,173	21,120
Consulting fees	84,091	59,685
Salaries and benefits	149,510	94,762
Transfer agent and filing fees	12,020	17
Shareholder relations	31,594	74,681
Office and occupancy costs	49,233	34,908
Telecommunications	7,966	15,578
Directors’ fees	25,067	3,500
Amortization	4,380	3,429
Loss before other items	(901,383)	(457,084)
Other income (loss)
Foreign exchange gain (loss)	(14,294)	84,156
Interest income	37,254	26,394
	22,960	110,550
Loss for the period	(878,423)	(346,534)
Deficit, beginning of period	(4,671,271)	(1,358,656)
Deficit, end of period	(5,549,694)	(1,705,190)
Loss per common share
Basic and diluted	(0.02)	(0.01)
Weighted average number of common shares
Basic and diluted	51,600,532	34,109,552

The accompanying notes are an integral part of these interim consolidated financial statements.

Goldbelt Resources Ltd.
Interim Consolidated Statements of Cash Flows
For the three month periods ended September 30, 2006 and 2005
(Unaudited and expressed in Canadian Dollars)

	Three months ended September 30
	2006	2005
	$	$
Cash flows used in operating activities
Loss for the period	(878,423)	(346,534)
Items not affecting cash:
Amortization	4,380	3,429
Stock-based compensation	344,173	21,120
Gain on foreign exchange	-	(87,643)
Changes in non-cash working capital items:
(Increase) decrease in receivables	3,404	(17,577)
(Decrease) increase in prepaid expenses	10,527	(4,900)
(Decrease) increase in accounts payable and accrued liabilities	87,817	(116,640)
Net cash used in operating activities	(428,122)	(548,745)
Cash flows used in investing activities
Acquisition of mineral properties	(1,800,732)	(1,718,725)
Acquisition of equipment	(111,913)	(17,420)
Process plant expenditures	(4,496)	-
Net cash used in investing activities	(1,917,141)	(1,736,145)
Cash flows from financing activities
Proceeds on issuance of capital stock	8,078,257	-
Share issue costs	(684,529)	-
Net cash provided by financing activities	7,393,728	-
Increase (decrease) in cash	5,048,465	(2,284,890)
Cash, beginning of period	6,119,181	4,530,762
Cash, end of period	11,167,646	2,245,872
Cash paid for interest	-	-
Cash paid for income taxes	-	-

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these interim consolidated financial statements.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

1.     NATURE OF OPERATIONS

Goldbelt Resources Ltd. (the “Company” or “Goldbelt”) is a Tier 1 listed company on the TSX Venture Exchange (“TSX-V”). On March 3, 2005, the Company completed the acquisition of mineral exploration properties in Burkina Faso in Western Africa and raised $8,000,000 by way of a private placement. The Company has undertaken a detailed evaluation of the mineralization of the Inata Gold Project portion of the Belahouro License and partial work on its additional exploration licenses in Burkina Faso. The Company has completed scoping, environmental impact and pre-feasibility studies on the Inata Gold Project and has applied for an exploitation permit to mine this property.

The recoverability of the carrying values of mineral properties and the Company’s continued existence is dependent upon the discovery of economically recoverable reserves, the preservation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing necessary to complete development of the properties, and the future profitable production therefrom or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. In addition, the properties may be subject to sovereign risk, including political and economic instability, government regulations relating to mining, currency fluctuations and local inflation. Changes in future conditions could require material write-downs of the carrying values.

These interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

If the going concern assumption were not appropriate for these interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

These interim consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of computation as the most recent annual financial statements for the year ended June 30, 2006. These interim consolidated financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the year ended June 30, 2006

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

2.     EQUIPMENT

	September 30 2006 $	June 30 2006 $
Process plant(1)	1,688,797	-
Computer equipment	40,819	38,748
Field equipment	268,009	158,168
Office equipment	35,830	35,830
	2,033,455	232,746
Less: Accumulated amortization
Computer equipment	12,679	10,890
Field equipment	5,195	5,195
Office equipment	18,629	16,039
	36,503	32,124
Net book value
Process plant	1,688,797	-
Computer equipment	28,140	27,858
Field equipment	262,814	152,973
Office equipment	17,201	19,791
	1,996,952	200,622

(1)Process plant

On May 9, 2006, the Company entered into an exclusive option agreement with Tanami Gold NL (Australia) (“Tanami”) for the purchase of a used gold processing plant currently located 150 km south of Darwin in the Northern Territory, Australia. Pursuant to the agreement, the Company paid a non-refundable deposit of $187,301 (A$200,000) in May 2006 and additional costs of $4,496 for planned dismantling and refurbishment during the period ended September 30, 2006. On September 30, 2006, Goldbelt exercised its option to purchase the plant for the remaining balance of A$1.8million plus A$200,000 goods and services tax (“GST”) which have been included in accounts payable as at September 30, 2006. Under the terms of the agreement the Company is required to pay A$1 million (Note 10) plus GST,on October 31, 2006, A$500,000 plus GST on November 30, 2006 and a final payment of A$300,000 plus GST on December 29, 2006. A security bond of A$200,000 will be required should the plant removal be delayed beyond November 30, 2006.

The Company is obligated to dismantle the mill which is estimated to cost approximately $1.2 million.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

3.     MINERAL PROPERTIES

On November 19, 2004, the Company entered into an Amended and Restated Share Purchase Agreement (the “Agreement”) with Resolute Mining Limited (“Resolute”) of Perth, Australia, an Australian Stock Exchange listed company, to acquire Resolute’s 100% owned subsidiary, Resolute (West Africa) Limited (“RWA”). The primary assets of RWA are exploration properties in Burkina Faso in western Africa known as the Belahouro permit, and Houndé area permits.

On March 3, 2005, the Company completed the acquisition (the “Acquisition”) of the subsidiary of Resolute and a concurrent private placement of 16,000,000 units at $0.50 per unit for gross proceeds of $8,000,000.

The subsidiary was acquired in consideration for $1,873,350 (US$1,500,000) on closing, $1,951,056 (US$1,575,685) on or before January 31, 2006, 7,529,412 common shares of the Company and 7,529,412 common share purchase warrants valued at $3,764,706 and allocated to mineral properties. Included in the warrants are 1,882,353 exercisable at $0.50 until March 3, 2007, 1,882,353 exercisable at $0.65 until March 3, 2007 and 3,764,706 exercisable at $0.65 until September 3, 2006. The Company also paid due diligence costs of $330,035 (US$250,000) and issued 250,000 units valued at $125,000 consisting of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at $1.00 until March 3, 2007.

In January 2006, pursuant to Goldbelt's obligations under the Agreement with Resolute, Goldbelt issued to Resolute 723,982 common shares of the Company and 361,990 common share purchase warrants with a value of $470,588 and allocated to mineral properties. Included in the warrants are 180,995 exercisable at $0.65 until January 13, 2008 and 180,995 exercisable at $0.845 until January 13, 2008.

In April 2006, the Company agreed to issue an aggregate of 1,670,000 Goldbelt shares to Resolute to repay the US$1,575,685 payable to Resolute for the 2004 drilling program under the Agreement and settle other amounts claimed by Goldbelt to be owed by Resolute. In addition and as a result of Goldbelt satisfying its obligation to raise, by January 31, 2006, a minimum of $10,625,000 by way of one or more private placements, Goldbelt issued to Resolute 1,176,471 common shares and 588,326 common share purchase warrants valued at $764,706 and allocated to mineral properties. Included in the warrants are 294,118 exercisable at $0.75 until January 17, 2008 and 294,118 exercisable at $0.98 until January 17, 2008. Resolute surrendered for cancellation, previously issued 1,176,471 Goldbelt warrants exercisable at $0.65 until September 3, 2006. This settlement of shares and warrants is in addition to the shares and warrants issued at the January 13, 2006 private placement as described in Note 5. The remaining 2,588,235 warrants exercisable at $0.65 until September 3, 2006 were exercised in May 2006.

As described in note 10, Resolute exercised all of its outstanding warrants to acquire common shares of the Company on November 3, 2006.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

3.     MINERAL PROPERTIES (continued)

			Houndé and
	Inata Project	Belahouro	Bougouriba
	Permit	Permits	Permits	Total
	$	$	$	$
Balance - June 30, 2005	9,741,320	-	499,883	10,241,203
Acquisition from Resolute	1,183,613	-	51,681	1,235,294
Administrative	100,116	-	25,916	126,032
Assay and sampling	165,311	-	68,308	233,619
Camp and general	42,289	-	9,125	51,414
Communications	31,800	-	5,582	37,382
Drilling	382,266	-	-	382,266
Environmental studies	93,911	-	746	94,657
Equipment amortization	7,955	-	-	7,955
Field supplies	77,516	-	6,198	83,714
Geophysical	14,387	-	-	14,387
Hydrogeology	15,442	-	-	15,442
Maps	3,419	-	241	3,660
Project engineering	386,915	-	-	386,915
Repairs and maintenance	53,956	-	12,103	66,059
Resource and mine engineering	275,209	-	-	275,209
Safety	3,121	-	602	3,723
Salaries and benefits	418,044	4,968	114,924	537,936
Taxes	14,815	24,337	23,618	62,770
Training	983	-	1,204	2,187
Travel and fuel	175,091	-	20,445	195,536
Expenditures in fiscal 2006	3,446,159	29,305	340,693	3,816,157
Balance - June 30, 2006	13,187,479	29,305	840,576	14,057,360
Administrative	35,450	460	7,637	43,547
Assay and sampling	215,689	-	54,185	269,874
Camp and general	33,159	-	3,802	36,961
Communications	8,944	-	2,248	11,192
Drilling	842,645	-	209,500	1,052,145
Environmental studies	454	-	-	454
Field supplies	16,382	-	11,197	27,579
Geophysical	74,671	-	-	74,671
Project engineering	74,563	-	-	74,563
Repairs and maintenance	11,298	-	2,998	14,296
Resource and mine engineering	48,424	-	-	48,424
Safety	502	-	2,620	3,122
Salaries and benefits	157,268	115	29,828	187,211
Taxes	2,645	7,190	4,966	14,801
Travel and fuel	68,844	-	3,887	72,731
Expenditures in fiscal 2007	1,590,938	7,765	332,868	1,931,571
Balance - September 30, 2006	14,778,417	37,070	1,173,444	15,988,931

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

3.     MINERAL PROPERTIES (continued)

The Belahouro exploration license which encompassed an area of 1,187 km² and contained the Inata Gold Project expired in April 2006. The Company has submitted an application for an exploitation license on the Inata Gold Project which covers an area of approximately 26 km². Prior to the expiration of the Belahouro license, the Company applied for and subsequently received ten new contiguous exploration licenses covering an area of 2,474 km². These new licenses include the remaining area of the previous Belahouro license and surround the Inata Gold Project. Two previously issued licenses covering 496 km² lie contiguously north of the ten new Belahouro exploration permits. The Inata Gold Project is subject to a third party royalty of 2.5% and a government royalty of 3% on gross sales.

In addition to the Inata Gold Project and the twelve Belahouro area exploration licenses, Goldbelt has been issued seven licenses located in the Houndé and Bougouriba provinces of southwestern Burkina Faso covering an area of approximately 1,655 km². The Ouedogo license, located in southeastern Burkina Faso, covers a 65 km² area.

4.    CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Capital Stock
	Number		Contributed
	of Shares	Amount $	Surplus $
Authorized
Unlimited number of common shares without par value
Balance, June 30, 2005	34,109,552	11,737,625	652,792
Private placement	1,538,462	1,000,000	-
Exercise of warrants	10,588,235	6,882,353	-
Shares issued for mineral properties	1,900,453	1,235,294	-
Shares issued for settlement of debt	1,670,000	1,808,169	-
Exercise of agents’ compensation warrants	255,398	166,009	-
Exercise of options	660,000	66,000	-
Exercise of agents’ compensation options	565,647	294,132	-
Stock-based compensation	-	-	1,217,332
Agents’ compensation	-	-	25,000
Exercise of options	-	154,600	(154,600)
Share issue costs	-	(101,950)	-
Balance, June 30, 2006	51,287,747	23,242,232	1,740,524
Private placement	7,600,000	7,980,000	-
Exercise of agents’ compensation warrants	26,923	19,115	-
Exercise of agents’ compensation options	158,283	79,142	-
Stock-based compensation	-	-	344,173
Agents’ compensation	-	-	188,000
Exercise of options	-	39,283	(39,283)
Share issue costs	-	(872,529)	-
Balance, September 30, 2006	59,072,953	30,487,243	2,233,414

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

4.    CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Private placements

Fiscal 2006
On January 13, 2006, the Company completed a private placement by issuing 1,538,462 common shares at $0.65 per share for gross proceeds of $1,000,000. The Company paid commissions and issuance costs of $76,950; and granted 107,692 common share purchase warrants valued at $25,000 and exercisable at $0.71 per share until January 13, 2007.

Fiscal 2007
On September 27, 2006, the Company completed a private placement by issuing 7,600,000 common shares at $1.05 per share for gross proceeds of $7,980,000. The Company paid commissions and issuance costs of $684,529; and granted 532,000 common share purchase warrants valued at $188,000 and exercisable at $1.17 per share until September 27, 2007.

Stock option plan

The Company has a stock option plan (the “Plan”) whereby, from time to time at the discretion of the Board of Directors, stock options are granted to directors, officers, employees and certain consultants to a maximum of 5,000,000 shares in the capital of the Company. The Company plans to seek shareholders’ approval to increase this maximum to 9,000,000. The exercise price of each option is based on the market price of the Company’s common stock at the date of grant less an applicable discount, subject to a minimum price of $0.10. The options can be granted for a maximum term of 10 years. As a result of the Company attaining Tier 1 status on the TSX-V, the Directors, subject to the policies of the TSX-V, may determine and impose terms upon which each option shall become vested in respect of option shares although no vesting period shall be mandatory. As at September 30, 2006, options to acquire 5,110,000 common shares, including 660,000 subject to shareholders’ approval, were outstanding, of which 4,006,250 were exercisable. Stock option transactions are summarized as follows:

	Options		Weight ed Average Exercis e Price
	2007	2006	2007	2006
			$	$
Outstanding, beginning of period	5,110,000	1,985,000	0.67	0.43
Granted	-	3,785,000	-	0.69
Exercised	-	(660,000)	-	(0.10)
Outstanding, end of period	5,110,000	5,110,000	0.67	0.67

	Number		Exercise	Expiry
Fiscal year granted	of Options		Price $	Date
2005	375,000		0.48	December 1, 2007
	150,000		0.25	July 12, 2009
	800,000		0.72	March 9, 2010
2006	500,000		0.54	September 26, 2010
	925,000		0.62	November 25, 2010
	1,550,000		0.69	December 16, 2010
	150,000		0.71	January 9, 2011
	660,000	(1)	0.89	February 10, 2011
Total	5,110,000

(1) These options which were granted to three directors are subject to shareholders’ approval at the Company’s next annual general meeting.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

4.    CAPITAL STOCK AND CONTRIBUTED SURPLUS (continued)

Warrants and agents’ compensation options

The following table reflects the continuity of warrants and compensation options to acquire common shares of the Company were outstanding at September 30, 2006:
		Number of common shares
	Exercise	Opening				Closing
Expiry Date	Price	Balance	Issued	Exercised	Cancelled	Balance
	$
March 3, 2007	0.50	1,882,353	-	-	-	1,882,353	(2)
March 3, 2007	0.65	1,882,353	-	-	-	1,882,353	(2)
March 3, 2007	1.00	125,000	-	-	-	125,000
March 3, 2007	0.65	500	79,141	-	-	79,641
March 3, 2007	0.50	835,123(1)	-	(237,424)	-	597,699
January 13, 2007	0.71	53,846	-	(26,923)	-	26,923
January 13, 2008	0.65	180,995	-	-	-	180,995	(2)
January 13, 2008	0.845	180,995	-	-	-	180,995	(2)
January 17, 2008	0.75	294,118	-	-	-	294,118	(2)
January 17, 2008	0.98	294,118	-	-	-	294,118	(2)
September 27, 2007	1.17	-	532,000	-	-	532,000
		5,729,401	611,141	(264,347)	-	6,076,195

(1)    The Company issued 1,068,550 units as agents’ compensation options on the March 3, 2005 private placement. Each agent’s compensation option is exercisable at $0.50 into one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at an exercise price of $0.65 until March 3, 2007. If the closing price of the shares of the Company on the TSX-V exceeds $0.95 for 21 consecutive trading days, warrant holders may be given written notice of a period of 30 days within which to exercise the share purchase warrants, failing which they will then expire.

(2)     Warrants held by Resolute (see Note 10).

Valuation of agents’ compensation options

The Company recorded a fair value of $188,000 for the 532,000 agents’ compensation warrants granted during the period ended September 30, 2006, using the Black-Scholes option pricing model. This amount was recorded as cost of share issue and contributed surplus. The valuation was calculated with the following assumptions: risk free interest rate of 3%; annualized volatility factor of the expected market price of the Company’s common stock of 80%; expected life of the options of 1 year, and expected dividend yield of 0%.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

5.    RELATED PARTY TRANSACTIONS

The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

	Type of		Three months ended September 30
Related party	fees	Terms and conditions	2006 $	2005 $
Directors	Consulting	Normal commercial	30,000	31,000
Director related entities	Professional	Normal commercial	-	14,831
			30,000	45,831

6.    SEGMENTED INFORMATION

All of the Company’s operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties in Burkina Faso, a used processing plant currently in Australia and office equipment in Canada. Geographic information is as follows:

	September 30	June 30
	2006	2006
	$	$
Equipment and mineral properties:
Burkina Faso	16,277,506	14,234,022
Australia	1,688,797	-
Canada	19,580	23,960
	17,985,883	14,257,982

7.    SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions during the period ended September 30, 2006 included:

a)    Issuance of 532,000 agents’ compensation warrants valued at $188,000 as agents’ compensation on a private placement (Note 4).
b)    Accounts payable of $542,791 and receivables of $230,066 related to the acquisition of mineral properties.
c)    Accounts payable of $1,663,000 and receivables of $166,000 related to the acquisition of the process plant.

The significant non-cash transactions during the period ended September 30, 2005 included the issuance of 107,692 agents’ compensation warrants valued at $25,000 as agents’ compensation on a private placement (Note 4).

Goldbelt Resources Ltd.
Notes to the Interim Consolidated Financial Statements
September 30, 2006
(Unaudited and expressed in Canadian Dollars)

8.    FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

9.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified, where necessary, to conform to the current period’s presentation.

10.    SUBSEQUENT EVENTS

On October 31, 2006 the Company paid A$1 million under the terms of the agreement with Tanami (Note 2).

On November 3, 2006 the Company issued 4,714,932 common shares for proceeds of $2,944,118 pursuant to the exercise of all of the 4,714,932 warrants held by Resolute.